UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

CONFLICT MINERALS

AARON’S, INC.
(Exact name of registrant as specified in its charter)

GEORGIA	1-13941	58-0687630
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

400 GALLERIA PARKWAY, SE
SUITE 300
ATLANTA, GEORGIA	30339
(Address of principal executive offices)	(Zip code)

Robert W. Kamerschen
Telephone: (678) 402-3000
(Name and telephone number, including area code, of
the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

SECTION 1.    CONFLICT MINERAL DISCLOSURE

Item 1.01    Conflict Minerals Disclosure and Report

(b) Conflict Minerals Disclosure

Aaron’s, Inc. (the "Company" or "Aaron's") is a leading omnichannel provider of lease-purchase solutions that engages in the sales and lease ownership and specialty retailing of furniture, consumer electronics, home appliances and accessories through its more than 1,800 Company-operated and franchised stores and through on-line or “virtual” lease-to-own channels.  The Company includes the Woodhaven Furniture Industries division, which manufactures upholstered furniture and bedding predominately for use by Company-operated and franchised stores.

Early in 2013, the Company established, and has since maintained, a cross-divisional working group to determine whether any of the products manufactured or contracted to be manufactured by Aaron’s included parts, components or products which contained “Conflict Minerals” (columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten) necessary to the product’s generally expected functions, use, purpose or production. An annual evaluation is undertaken to assess the applicability to the Company of Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”) relating to the source and chain of custody of Conflict Minerals originating from mines, refiners or smelters in the Democratic Republic of Congo and adjoining countries (the “Covered Countries”) that contribute to or finance militant groups in the region. The working group determined that for the reporting period ended December 31, 2016, certain of the products from the Company’s Woodhaven Furniture Industries division were either manufactured or contracted to be manufactured by the division. These products and related purchasing components and parts were then reviewed to determine whether they contained or were likely to contain any Conflict Minerals. Based on these reviews, products containing Conflict Minerals necessary to their generally expected function, use, purpose or production were identified, together with the supplier or suppliers of the relevant products, components or parts.

In 2013, the working group developed policies and procedures (the “Protocol”) consistent with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals for Conflict-Affected and High-Risk Areas, including Supplements on Tin, Tantalum and Tungsten, and the Gold Supplement (Second Edition 2012) (the “Guidance”) for supply chain diligence relating to Conflict Minerals. In accordance with the requirements of the Rule, and the instructions to Form SD, the working group undertook a reasonable country of origin inquiry of relevant suppliers of identified products, components and parts in the Company’s supply chain for the reporting period ended December 31, 2016.

The Company’s standard questionnaire, based upon the conflict mineral reporting template developed by the EICC-GeSI, was distributed to all identified suppliers of the Company’s products, components or parts containing or likely to contain Conflict Minerals to (i) confirm the presence of the minerals in such products, components or parts, (ii) determine the country of origin of the Conflict Minerals used therein, (iii) determine whether such Conflict Minerals were sourced from recycled or scrap materials, and (iv) confirm whether the products, components or part were otherwise outside of the supply chain for the reporting period ended December 31, 2016, as set forth in the instructions to Form SD. The questionnaire requested information on Conflict Minerals each such supplier supplied to the Company for the 2016 calendar year and contained representations and certifications as to the source and origin of the necessary Conflict Minerals contained in the relevant items. The Company engaged with suppliers through personal and written communications, as necessary, resulting in a 100% response rate. Each of the Company’s suppliers provided a certification that the Conflict Minerals in the supplied products, components or parts did not originate in the Covered Countries.

Based upon its review of such certifications and other communications with its suppliers, Aaron’s considers that it is reasonable to rely upon the representations contained therein. Subject to and in reliance upon such certifications, Aaron’s has no reason to believe that any of the necessary conflict minerals in its products (i) originated in the Covered Countries or (ii)came from recycled or scrap sources.

As part of the Protocol and consistent with the OECD Guidance, Aaron’s adopted a Conflict Minerals Policy in November 2013. A copy of the Policy, together with a copy of this Form SD, can be found on the Company’s website at http://investor.aarons.com/phoenix.zhtml?c=104698&p=irol-govHighlights. The content of our website as referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD. In accordance with the Policy, Aaron’s is continuing to audit its supply chain and has sought the cooperation and assistance of its suppliers in ensuring that the Conflict Minerals used in the Company’s products continue to be sourced reliably and responsibly.

Aaron’s success in making determinations about the potential presence of Conflict Minerals in its products depends upon various factors including, but not limited to, (i) the respective due diligence efforts of its direct suppliers and their supply chain, together with their willingness to provide the requested information, representations and certifications to the Company, and (ii) the ability of the entities involved in Aaron’s supply chain to make determinations consistent with nationally or internationally recognized standards, including the OECD Guidance. Aaron’s inability to obtain reliable information from any level of its supply chain could have a material impact on its future ability to report on the presence of Conflict Minerals with any degree of certainty. There can be no assurance that the Company’s suppliers will continue to cooperate with its information inquiries and requests for certifications or provide reliable and timely documentation or other evidence Aaron’s requires to enable the Company to make its own reasonable determination.
Item 1.02    Exhibits

None.
SECTION 2. EXHIBITS

Item 2.01     Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AARON’S, INC.

	By:	/s/ Robert W. Kamerschen
	Name:	Robert W. Kamerschen
	Title:	Executive Vice President, General Counsel,
Chief Administrative Officer
Date: May 26, 2017		and Corporate Secretary